Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Sells the Akarca Gold-Silver Property in Turkey for Cash, Gold Bullion Payments and a Royalty Interest

Vancouver, British Columbia, August 8, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the sale of AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project (the “Property”) in western Turkey, to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company. The Akarca Property is an EMX grassroots discovery highlighted by six separate gold-silver mineralized centers occurring within a district-scale area. See www.eurasianminerals.com for more information.

Commercial Terms. The terms of the sale provide payments to EMX as summarized below (all dollar amounts in USD and all gold payments can be as gold bullion or the cash equivalent):

$2,000,000 cash payment to EMX upon closing of the sale (completed).
500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold.
7,000 ounces of gold within 30 days after the commencement of commercial production from the Property provided that prior gold payments will be credited against this payment.
250 ounces of gold upon production of 100,000 ounces of gold from the Property.
250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Property.
A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”) for ore mined from the Property:
For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Property.
For all production other than gold production: 3.0%.
The Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the Property during each 12-month period commencing on August 5, 2016 until commencement of commercial production.

Project Overview. Akarca is a low sulfidation, epithermal gold-silver district located in the Western Anatolia mineral belt. Exploration programs at Akarca, principally funded by partners, have included 251 core and reverse circulation holes totaling ~26,800 meters of drilling, environmental studies, geologic mapping, geochemical sampling, and geophysical surveys. This work has outlined six separate zones of drill delineated, near-surface oxide gold-silver mineralization hosted in quartz vein sets and silicified wall rocks that principally consist of conglomerates and sandstones. All of the known mineralized zones remain open along strike and to depth, and there is ample opportunity for additional discoveries on the Property.

Akarca is an excellent example of EMX’s execution of the prospect and royalty generation business model. After EMX's discovery and early exploration, partner funded work expenditures advanced the project with systematic exploration drilling of each zone, as well as the conversion of the license from exploration to exploitation status. EMX regained 100% control of the project in Q4 of 2015 (see EMX news release dated October 30, 2015). This set the stage for the agreement with Çiftay, a leading Turkish construction and mining company that conducts mining operations at the Çöpler gold mine, and also has interests in coal and iron ore production.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Dr. Eric P. Jensen, CPG, is a Qualified Person under NI 43-101 and employee of the Company. Dr. Jensen has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com